News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	November 19, 2025

Seabridge Gold's KSM Mining awarded the AME David Barr
Award for Excellence in Health & Safety Leadership & Innovation

Toronto, Canada … Seabridge Gold (TSX:SEA) (NYSE:SA) announced today that its subsidiary KSM Mining ULC has received the AME David Barr Award for excellence in mineral exploration health and safety. The award recognizes our leadership and innovation in developing a collaborative approach to health and safety which has brought together companies and communities in the Golden Triangle region of Northwest B.C.

The annual AME Awards celebrate remarkable individual and team achievements, contributions and innovation in mineral exploration, and recognize excellence in geoscience, prospecting, financing, social and environmental responsibility, health and safety, innovation and outstanding service to AME and the mineral exploration and development community.

KSM Mining earned its distinction for its pioneering efforts to foster collaboration and enhance emergency preparedness across British Columbia's remote Golden Triangle region, in the Critical Conservation Corridor. In fall 2023, we launched the Golden Triangle Emergency Response Coordination Meeting, a monthly forum bringing together emergency response and safety professionals from multiple projects and organizations.

Rudi Fronk, Seabridge Chair and CEO said: "I am very proud of our team for establishing a collaborative approach to regional safety capabilities, ensuring a unified and effective response to emergencies, including supporting community emergency responses. This effort exemplifies our core values of integrity, excellence and family. Innovative initiatives like this help to improve our industry's performance and enhance its standing in the community. My thanks to everyone involved for your dedication and teamwork. Your actions are a shining example of commitment to safety and community."

AME President and CEO Todd Stone said: "On behalf of the AME Board of Directors and the entire mineral exploration community, we congratulate and thank all 2025 AME Award recipients. Their passion, commitment and leadership exemplify the spirit of mineral exploration, and our community's drive to continuously improve how we search for, discover and develop the minerals that are essential to our future."

The AME Awards are presented at the annual AME Awards Gala - A Celebration of Excellence, which takes place on January 28, 2026, at the Vancouver Convention Centre West.

About AME

The Association for Mineral Exploration (AME) is the lead association for the mineral exploration and development industry based in British Columbia. Established in 1912, AME represents, advocates and promotes the interests of more than 6,000 members who are engaged in mineral exploration and development in BC and globally. AME encourages a safe, economically strong and environmentally responsible industry by providing clear initiatives, policies, events and tools to support its membership in delivering responsible projects that advance reconciliation and provide benefit to all British Columbians.

About Seabridge Gold

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal asset, the KSM project, and its Iskut projects are located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project is in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project is in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit Seabridge's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chair & C.E.O.

For further information please contact:

Rudi P. Fronk, Chair and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com